UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Conclusion of the US $ 3.25 billion offering in Global Notes

—

Rio de Janeiro, June 03, 2020 – Petróleo Brasileiro S.A. - Petrobras announces that today it concluded the offering of two series of Global Notes in the international capital market in the amount of US$ 3.25 billion, with US$ 1.5 billion from the issuance of the 2031 new notes and US$1.75 billion from the issuance of the 2050 new notes, by means of its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF). Pricing of the notes occurred on March 27, 2020, as disclosed to the market.

The terms are as follows:

	2031 Global Notes	2050 Global Notes
Amount	US$ 1.5 billion	US$ 1.75 billion
Coupon	5.6% p.y.	6.75% p.y.
Issue price	99.993%	98.110%
Yield to investors	5.6% p.y.	6.9% p.y.
Maturity	01/03/2031	06/03/2050
Interest payment dates	January 3 and July 3 of each year, starting January 3, 2021	June 3 and December 3 of each year, starting December 3, 2020
Ratings	BB- (Fitch) / Ba2 (Moody’s) / BB- (S&P)

Petrobras intends to use the net proceeds from the sale of the notes for general corporate purpose.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer